October 5, 2021

VIA EDGAR

Mr. Daniel F. Duchovny

Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rocky Mountain Chocolate Factory, Inc.
Additional Definitive Soliciting Materials Filed September 30, 2021 File No. 001-36865

Dear Mr. Duchovny:

On behalf of Rocky Mountain Chocolate Factory, Inc. (the “Company”), we submit this response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 1, 2021 (the “Comment Letter”) relating to the Additional Definitive Soliciting Materials (File No. 001-36865) (the “DEFA14A”), filed by the Company with the Commission on September 30, 2021. For convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response.

Additional Definitive Soliciting Materials filed September 30, 2021

1.

Refer to the disclosure stating “…the terms that have been discussed assume I will be dealing with the people I have been dealing with to date - it would be a mistake to assume that I will happily pivot to work with a completely different group of people after your AGM.” Refer also to the disclosure stating “[the plans being discussed] are not transferable unless I am as impressed with whoever I wind up dealing with next as I have been with current management.” With a view toward future revised disclosure, please tell us whether the settlement agreement between the company and Immaculate Confection is in any way conditioned on the identity of the persons serving on your board or being part of your management or on Mr. Kerzner’s positive impression of the individuals representing the company.

Response: The Company respectfully advises the Staff that the settlement agreement between the Company and Immaculate Confection referenced in the DEFA14A is not specifically conditioned on the composition of the Board or management of the Company, or Mr. Kerzner’s positive impression of the individuals representing the Company. However, the crux of the settlement agreement requires the parties to negotiate in good faith within six months of alternative business solutions between the parties. If no solution is agreed to in the six-month period, the parties could, among other things, go their separate ways, subject certain financial rights. Based on the terms of the settlement, the Company believes it is accurate to disclose that if good faith negotiations between the parties on an alternative business solution is not achieved, that the parties could proceed in another direction, and such good faith negotiations could be influenced by the relationship among the principals in such negotiations. Mr. Kerzner also indicates that he would continue to negotiate the alternative business solutions with the Board and management then in place in accordance with the settlement agreement. Based on the above, the Company believes that the disclosure in the DEFA14A is accurate and adequate, and does not warrant any additional disclosure at this time.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2374. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Ned A. Prusse
Name:	Ned A. Prusse

cc:	Bryan Merryman (Rocky Mountain Chocolate Factory, Inc.) Sonny Allision (Perkins Coie LLP)